SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 1997

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                          (SUPPLEMENTAL STATEMENT ONLY)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Mark R. Ogle
                  900 Ashwood Parkway, Suite 500, Atlanta, Georgia  30338

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company, Southern Energy, Inc. and its affiliates

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Executive Director Operations & Finance, SEI-Europe

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

              Salary or other
               compensations
Name of       received    to be        Person or company from whom
recipient                received      received or to be received
                (a)        (b)
Mark R. Ogle  $980,352     N/A*           Southern Energy, Inc.

* This filing is intended as a supplemental statement only

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $1,200.00

           (b) Itemized list of all other expenses:

Date January 29, 1998                       (Signed) /s/ Mark R. Ogle